                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2005

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

LA7 AGREES €115.5 MILLION  DEAL WITH ELEFANTE TV SPA TO TAKE OVER THE NATIONAL TELEVISION BROADCASTER

PURCHASE OF LOCAL CONCESSIONARY COMPANY DELTA TV’S INSTALLATIONS AND RADIO/TELEVISION FREQUENCIES

Rome, April 29, 2005 – La7, a Telecom Italia Media Group company, today sealed an agreement with Elefante TV S.p.A. to take over the company’s national TV broadcast unit for €115.5 million .

Elefante TV holds a private television broadcasting concession for terrestrial frequencies over the national territory. The company is also authorized to digital broadcasting.

To further enhance the reach of its television networks, La7 has also entered into an agreement to purchase radio/television plants and frequencies from local concession holder Delta TV, which operates in Central and Southern Italy, for a total of €12 million.

The radio/television frequencies and infrastructure purchased in these deals provide coverage of around 70% of Italy’s population, and will enable La7 to continue extending its digital terrestrial offer.

In addition to being dependent on operating conditions and performances being met, said transactions are subject to authorization by the competent authorities.

Today’s agreements are part of TI Media’s strategy for growth in the television business, in line with the three-year business plan guidelines announced to the market on last April 12th. The transactions will be financed using part of the resources generated by the sale of Internet operations.

Media Relations

Telecom Italia Media Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Investor Relations

+39.06.5144.8424

www.investor.telecomitaliamedia.it

investor.relations@telecomitaliamedia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

- Telecom Italia Media's ability to make any profits from its business for the next two years at least;

- Telecom Italia Media's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

- Telecom Italia Media's ability to implement successfully its strategic plan including, its Internet strategy, asset disposals, greater integration with Telecom Italia's other businesses and synergies arising there from;

- the continuing impact of increased competition, including the entry of new competitors;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

- the continuing impact of rapid changes in technologies.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Telecom Italia Media does not undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 29th, 2005

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer